SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Impinj, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

453204 109

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 453204 109

1.	Names of Reporting Persons. Madrona Managing Director Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,205,437
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,205,437
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,437
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 5.9%*
12.	Type of Reporting Person OO (limited liability company)

*	Based on 20,335,540 shares of Issuer’s Common Stock outstanding as of December 31, 2016, as disclosed by Issuer.

CUSIP No. 453204 109

1.	Names of Reporting Persons. Madrona Venture Fund I-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,205,437
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,205,437
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,437
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 5.9%*
12.	Type of Reporting Person PN

*	Based on 20,335,540 shares of Issuer’s Common Stock outstanding as of December 31, 2016, as disclosed by Issuer.

CUSIP No. 453204 109

1.	Names of Reporting Persons. Madrona Venture Fund I-B, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,205,437
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,205,437
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,437
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 5.9%*
12.	Type of Reporting Person PN

*	Based on 20,335,540 shares of Issuer’s Common Stock outstanding as of December 31, 2016, as disclosed by Issuer.

CUSIP No. 453204 109

1.	Names of Reporting Persons. Madrona Investment Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,205,437
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,205,437
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,437
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 5.9%*
12.	Type of Reporting Person OO (limited liability company)

*	Based on 20,335,540 shares of Issuer’s Common Stock outstanding as of December 31, 2016, as disclosed by Issuer.

CUSIP No. 453204 109

1.	Names of Reporting Persons. Tom A. Alberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 35,714 shares.
	6.	Shared Voting Power 1,205,437
	7.	Sole Dispositive Power 35,714 shares.
	8.	Shared Dispositive Power 1,205,437
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,241,151
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 6.1%*
12.	Type of Reporting Person IN

*	Based on 20,335,540 shares of Issuer’s Common Stock outstanding as of December 31, 2016, as disclosed by Issuer.

CUSIP No. 453204 109

1.	Names of Reporting Persons. Paul Goodrich
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,205,437
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,205,437
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,437
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 5.9%*
12.	Type of Reporting Person IN

*	Based on 20,335,540 shares of Issuer’s Common Stock outstanding as of December 31, 2016, as disclosed by Issuer.

CUSIP No. 453204 109

1.	Names of Reporting Persons. Matt McIlwain
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,205,437
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,205,437
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,437
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 5.9%*
12.	Type of Reporting Person IN

*	Based on 20,335,540 shares of Issuer’s Common Stock outstanding as of December 31, 2016, as disclosed by Issuer.

Item 1(a)	Name of Issuer:

Impinj, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

400 Fairview Ave. N., Suite 1200

Seattle, WA 98109

Item 2 (a)	Name of Person Filing:

(1) Madrona Managing Director Fund, LLC (“MMDF”); (2) Madrona Venture Fund I-A, L.P. (“MVF I-A”); (3) Madrona Venture Fund I-B, L.P. (“MVF I-B”); (4) Madrona Investment Partners, LLC (“MIP”)(collectively, the “Reporting Entities” and, each, a “Reporting Entity”); and (5) Tom A. Alberg (“Alberg”); (6) Paul Goodrich (“Goodrich”); and (7) Matt McIlwain (“McIlwain”) (collectively, the “Managing Directors” and, each, a “Managing Director”). The Reporting Entities and the Managing Directors are each referred to individually as a “Reporting Person” and collectively are referred to as the “Reporting Persons.”

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is:

999 Third Avenue, 34th Floor

Seattle, WA 98104.

Item 2 (c)	Citizenship:

Each of MMDF and MIP is a Delaware limited liability company. Each of MVF I-A and MVF I-B is a Delaware limited partnership. Each Managing Director is a citizen of the United States of America.

Item 2 (d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2 (e)	CUSIP Number:

453204 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

	☐	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

MVF I-A is the record owner of 969,886 shares of Common Stock as of December 31, 2016. MMDF is the record owner of 129,902 shares of Common Stock as of December 31, 2016. MVF I-B is the record owner of 105,649 shares of Common Stock as of December 31, 2016 (the shares held by MFV I-A, MMDF and MVF I-B, the “Entity Shares”). As their sole general partner, MIP may be deemed to own the Entity Shares owned by MVF I-A and MVF I-B. The Managing Directors may be deemed to own the Entity Shares owned by MMDF. MIP and MMDF are each controlled by the Managing Directors. By virtue of their relationship as affiliated entities that have an overlapping general partner and managing directors, each of the Reporting Entities may be deemed to share the power to direct the disposition and vote of the Entity Shares. As managing directors of MIP, each Managing Director may also be deemed to share the power to direct the disposition and vote of the Entity Shares.

Alberg is the record owner of 35,714 shares of Common Stock as of December 31, 2016.

(b)	Percent of class:

Based on 20,335,540 shares of the Issuer’s Common Stock outstanding as of December 31, 2016, as disclosed by the Issuer, the Reporting Persons may be deemed to be the beneficial owner of 5.9% of the Issuer’s Common Stock as of December 31, 2016, except that Alberg may be deemed the beneficial owner of 6.1% of the Issuer’s Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Each Reporting Person disclaims beneficial ownership of the Entity Shares except to the extent of the Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017

MADRONA MANAGING DIRECTOR FUND, LLC

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA VENTURE FUND I-A, L.P.

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA VENTURE FUND I-B, L.P.

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA INVESTMENT PARTNERS, LLC

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

/s/ Tom A. Alberg
Tom A. Alberg

/s/ Paul Goodrich
Paul Goodrich

/s/ Matt McIlwain
Matt McIlwain